UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AUGUST 4, 2010

Commission File Number: 001-34423

CDC SOFTWARE CORPORATION

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9

No. 5 Science Park West Avenue

Hong Kong Science Park

Shatin, New Territories

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes             ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

Reduction in Inter-Company Balance

As of March 31, 2010, CDC Corporation (“CDC”), the parent company of CDC Software Corporation (the “Company”) accumulated an aggregate of approximately $30.3 million in inter-company liabilities owed to the Company (the “Inter-Company Balance”).

On August 4, 2010, CDC reduced the Inter-Company Balance by $3.0 million, in a transaction approved by the boards of directors of both companies, through the payment of $1.8 million in cash, and the transfer of an aggregate of 134,095 class A ordinary shares of the Company held by CDC’s subsidiary, to a subsidiary of CDC Software, at a price of $8.95 per share, the average closing price for the Company’s American Depositary Receipts on the NASDAQ Global Market for the ninety (90) trading day period ended July 30, 2010.

CDC has informed the Company that it plans to continue to further reduce the amount of the Inter-Company Balance from time to time.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    August 5, 2010

CDC SOFTWARE CORPORATION

By:	/s/ Donald L. Novajosky
Name: Donald L. Novajosky
Title: General Counsel & Secretary